Hello **Sahr**, I've been building *Oya, a football kit brand focused on making pro-level soccer jerseys and equipments for everyone*. Think of it as a culture-driven alternative to Nike and Adidas.

Since launching last year:
* Our first int'l tournament partnership put Oya in front of *50,000 fans*
* 5 teams signed, 10 more in the pipeline
* Partnerships with 2 Sunday leagues with *210 teams*
* Popcaan has worn Oya

We're opening a $120k friends & family round on WeFunder to help drive our next level of growth.

Please take a look, would love to have you involved:



Reserve in Oya | oya_active Startup
wefunder.com